Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of Occam Networks, Inc. and subsidiary of our report dated March 10, 2008 relating to our audit of the consolidated financial statements and internal control over financial reporting, which appear in the Annual Report on Form 10-K of Occam Networks, Inc. and subsidiary for the year ended December 31, 2007.

Our report dated March 10, 2008, on the effectiveness of internal control over financial reporting as of December 31, 2007, expressed an opinion that Occam Networks, Inc. and subsidiary had not maintained effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ SINGER LEWAK GREENBAUM & GOLDSTEIN LLP

SINGER LEWAK GREENBAUM & GOLDSTEIN LLP

Los Angeles, CA
June 2, 2008